                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Spieker Properties, Inc.
                                (Name of Issuer)

                                  Common Stock
                 Preferred Stock Convertible into Common Stock
                         (Title of Class of Securities)

                              848 497 103 (Common)
                            848 990 255 (Preferred)
                                (CUSIP Numbers)

                         William J. Henrich, Jr., Esq.,
                    Dilworth, Paxson, Kalish & Kauffman LLP
                  3200 Mellon Bank Center, 1735 Market Street
                          Philadelphia, PA 19103-7595
                                 (215) 575-7080
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 21, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement|_|.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 848 497 103
          848 990 255

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Walter H. Annenberg
      Social Security Number:  ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) | |
                                                                 (b) |X|

3.    SEC USE ONLY

4.    SOURCE OF FUNDS*

      00
     The shares held by each Holder were purchased from each Holder's funds

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               | |

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

                    7.    SOLE VOTING POWER
      NUMBER OF           850,000 shares of Common Stock and 1,000,000 shares
        SHARES            of Series A Preferred Stock Convertible into
      BENEFICIALLY        1,219,512 shares of Common Stock
       OWNED BY     8.    SHARED VOTING POWER
         EACH
      REPORTING           None
        PERSON
         WITH       9.    SOLE DISPOSITIVE POWER

                          850,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock Convertible into 1,219,512 shares of Common Stock
                    10.   SHARED DISPOSITIVE POWER

                          None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      850,000 shares of Common Stock and 1,000,000 shares of Series A Preferred Stock Convertible into 1,219,512 shares of Common Stock


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 | |

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.65%
14.   TYPE OF REPORTING PERSON*

       00 Trust and Foundation

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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     The following items of the Schedule 13D previously filed by the undersigned with respect to the Common Stock of Spieker Properties, Inc. (the "Issuer") are hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.

     The table which appears in Item 3 of previous Schedule 13D submissions setting forth the shares of Common Stock variously held by each Holder and the total purchase price for such shares paid by each Holder is hereby amended in its entirety to read as follows:


                                No. of Shares          Total Purchase
    Holder                      Common Stock               Price*
The Annenberg Foundation           850,000              $19,794,600

Trust under the Will of
Moses L. Annenberg               1,219,512**             25,000,000
                                 2,069,512              $44,794,600

*  Does not include brokers' commissions.
** Consisting of 1,000,000 shares of Series A Convertible Preferred Stock.

Item 5.  Interest in Securities of the Issuer.

  Item 5 is hereby amended in its entirety to read as follows:

        (a) As of the close of business on January 21, 1997, Walter H. Annenberg, the Reporting Person, ceased to be a beneficial owner of five percent or more of the Common Stock of the Issuer and accordingly will not be filing additional Schedule 13D Amendments with respect thereto. As of February 3, 1997, the Reporting Person owned a total of 2,069,512 shares of Common Stock (as determined in accordance with Rule 13d-3 under the Exchange
Act). Such shares constitute approximately 4.65% of the 44,529,512 shares of Common Stock outstanding on February 3, 1997 (as advised to the Reporting Person by the Issuer). Such shares respectively are held by the Holders as follows:

                                                             Percentage of
                             No. of Shares                     Outstanding
  Holder                     Common Stock                        Shares

The Annenberg Foundation         850,000                         1.91%

Trust under the Will of
Moses L. Annenberg1           1,219,5122                         2.74%
                               2,069,512                         4.65%

1  For the benefit of certain members of the Annenberg family including the Reporting
Person.

2 Consisting of 1,000,000 shares of Series A Convertible Preferred Stock.

        Set forth below is certain information regarding each of the Holders.

        1.  The Annenberg Foundation.  The Annenberg Foundation
(the "Foundation") is a Pennsylvania nonprofit stock corporation whose sole shareholder is the Reporting Person. The Reporting Person is also sole Director, Chairman and President of the Foundation.

        2. Trust under the Will of Moses L. Annenberg. The Reporting Person is the sole trustee of the Trust under the Will of Moses L. Annenberg.
The Reporting Person presently has a life interest in two-fifteenths of the income of the Trust under the Will of Moses L. Annenberg.

  (b) In his capacities as sole Director, Chairman and President of the Foundation, and as sole trustee of the Trust under the Will of Moses L. Annenberg, the Reporting Person has sole power to vote, or to direct the vote of, and to dispose or to direct the disposition of, all shares of Common Stock reported in this Statement as held by him, by the Foundation, and by the Trust Under the Will of Moses L. Annenberg.

  (c) The following table sets forth all transactions in the Common Stock that were effected during the past sixty days by the persons named in response to paragraph (a) of this Item 5:

                              Purchase           No. of          Price Per
Holder                          Date             Shares             Share

The Annenberg Foundation      01/21/97           250,000          $34.50

*  Does not include brokers' commission.

        The aforesaid purchase transaction was made from an underwritten public offering.

  (d) The Foundation has the sole right to receive and, acting through the Reporting Person in his capacities as the sole Director, Chairman and President, the sole power to direct the receipt of dividends from, and the proceeds of, the sale of the shares of Common Stock held by it. The Foundation makes charitable grants to public charities and, in limited instances, to other private foundations, and engages in activities involving educational programs.

        The Trust under the Will of Moses L. Annenberg has the sole right to receive and, acting through the Reporting Person in his capacity as sole trustee, the sole power to direct the receipt of dividends from, and the proceeds of, the sale of the shares of stock held by it.

                                     SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



                                            /s/   WALTER H. ANNENBERG
Dated:  February 4, 1997                          Walter H. Annenberg